Exhibit 4(ii)

DESCRIPTION OF NATIONAL BANKSHARES, INC.’S SECURITIES

As of December 31, 2022, the common stock of National Bankshares, Inc. (“NBI”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of NBI does not purport to be complete and is subject to, and qualified in its entirety by reference to, NBI’s articles of incorporation and bylaws, each as amended. For more information, refer to NBI’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

NBI is authorized to issue 10,000,000 shares of common stock, par value $1.25 per share. Each share of NBI common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. NBI’s common stock is listed on the Nasdaq Capital Market under the symbol “NKSH.” The transfer agent for NBI’s common stock is Computershare, Inc., 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Dividends

NBI’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by NBI is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, NBI’s ability to pay dividends is affected by the ability of the National Bank of Blacksburg (“National Bank”), its bank subsidiary, to pay dividends to the holding company. The ability of National Bank, as well as NBI, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of NBI, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of NBI and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of NBI available for distribution in cash or in kind.

Voting Rights

The holders of NBI common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

NBI’s board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment

Holders of shares of NBI common stock are not entitled to preemptive rights with respect to any shares that may be issued. NBI common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

NBI’s board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. NBI’s board may fix and determine the relative rights, preferences, privileges and limitations of the shares of any series, including dividend rights and dividend rates, voting rights, liquidation price, redemption rights and redemption prices, sinking fund requirements and conversion rights. Each series of preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of NBI fixed for each series and without preference or priority of any series over any other series. All shares of preferred stock will rank, with respect to dividends and liquidation rights, senior to the common stock. The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of NBI, then existing market conditions and other factors that, in the judgment of NBI’s board, might warrant the issuance of preferred stock.

Certain Anti-Takeover Provisions of NBI’s Articles and Bylaws and Virginia Law

Certain provisions of NBI’s articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change in control of NBI by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by NBI’s board of directors. These provisions are designed to reduce, or have the effect of reducing, NBI’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent NBI shareholders from receiving a premium over the then prevailing market price of NBI common stock or a transaction that may otherwise be in the best interest of NBI shareholders. In addition, these provisions make it more difficult for NBI shareholders, should they choose to do so, to remove NBI’s board of directors or management. These provisions include the following:

Authorized Preferred Stock. NBI’s articles of incorporation authorize NBI’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the rights, preferences and other terms of such series. Under this authority, NBI’s board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of NBI’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of NBI by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of NBI’s management.

Classified Board of Directors. NBI’s articles of incorporation and bylaws divide its board of directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of NBI’s directors, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of NBI’s outstanding common shares. The classification of NBI’s board makes it more difficult and time consuming to gain control of the board.

Board Vacancies. Virginia law and NBI’s articles of incorporation and bylaws provide that any vacancy occurring on NBI’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of NBI’s board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. NBI’s articles of incorporation require the approval of the holders of at least 80% of each class of NBI’s outstanding voting stock for certain mergers and other business combinations involving NBI and beneficial owners of 5% or more of NBI’s outstanding capital stock entitled to vote for the election of directors (a “significant shareholder”), unless (i) the proposed business combination has been approved by a majority of the members of the board of directors who are not affiliated with the significant shareholder and who were directors before the corporation, person or entity became a significant shareholder, or (ii) certain conditions regarding the nature and amount of consideration to be received in the proposed business combination by holders of NBI’s capital stock have been satisfied. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of NBI entitled to vote on the transaction. The affirmative vote of the holders of at least 80% of each class of NBI’s outstanding voting stock is required to amend such provision or to adopt any provision inconsistent with such requirement.

No Cumulative Voting. NBI’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for NBI’s shareholders to elect nominees opposed by the board of directors.

Inability of Shareholders to Call Special Meetings. Pursuant to NBI’s bylaws, special meetings of shareholders may only be called by NBI’s chairman of the board of directors, the president or by a majority of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade NBI’s chairman of the board of directors, the president or a majority of directors to call a special meeting.

Advance Notification Requirements. NBI’s bylaws establish advance notice procedures with respect to the raising of business or the nomination of persons for election as directors at an annual shareholders meeting, other than business presented or nominations made by or at the direction of NBI’s board. Pursuant to NBI’s bylaws, a shareholder must give timely notice in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions. In addition, a shareholder must also comply with applicable rules of the Securities and Exchange Commission in order for his or her shareholder proposal to be included in NBI’s proxy statement relating to the annual meeting.

Virginia Anti-takeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions: (i) a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder; (ii) certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares; (iii) any dissolution of the corporation proposed by or on behalf of an interested shareholder; or (iv) any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless: (i) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or (ii) before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. NBI’s articles of incorporation and bylaws do not contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. NBI’s articles of incorporation and bylaws do not contain a provision opting out of the Control Share Acquisitions Statute.